UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2018
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Voyage revenues (notes 6, 10a and 10e)	123,336	104,285	360,957	306,369
Voyage expenses	(7,956)	(1,466)	(21,708)	(3,899)
Vessel operating expenses (note 10a)	(27,621)	(26,724)	(90,057)	(76,113)
Time-charter hire expense (note 10a)	(1,690)	—	(1,690)	—
Depreciation and amortization	(32,238)	(24,980)	(91,299)	(77,894)
General and administrative expenses (notes 10a, 10e and 14)	(4,183)	(2,793)	(17,850)	(11,592)
Write-down of vessels (note 15)	(2,201)	(38,000)	(53,863)	(50,600)
Restructuring charges (note 15b)	(449)	—	(1,845)	—
Income from vessel operations	46,998	10,322	82,645	86,271
Equity income (note 7d)	14,679	1,417	52,597	6,797
Interest expense (notes 8 and 11)	(35,875)	(20,091)	(88,752)	(57,604)
Interest income	980	602	2,796	2,035
Realized and unrealized gain (loss) on non-designated derivative instruments (note 11)	2,515	(2,178)	14,818	(8,375)
Foreign currency exchange gain (loss) (notes 8 and 11)	1,445	(5,104)	8,615	(24,497)
Other income (expense) (note 12c)	314	356	(51,918)	1,137
Net income (loss) before income tax expense	31,056	(14,676)	20,801	5,764
Income tax expense (note 9)	(1,549)	(750)	(3,171)	(1,143)
Net income (loss)	29,507	(15,426)	17,630	4,621
Non-controlling interest in net income (loss)	3,557	3,470	(4,160)	10,533
Preferred unitholders' interest in net income (loss)	6,425	2,813	19,276	8,438
General Partner’s interest in net income (loss)	391	(434)	51	(287)
Limited partners’ interest in net income (loss)	19,134	(21,275)	2,463	(14,063)
Limited partners’ interest in net income (loss) per common unit: (note 13)
• Basic	0.24	(0.27)	0.03	(0.18)
• Diluted	0.24	(0.27)	0.03	(0.18)
Weighted-average number of common units outstanding:
• Basic	79,687,499	79,626,819	79,671,051	79,614,731
• Diluted	79,859,471	79,626,819	79,832,978	79,614,731
Cash distributions declared per common unit	0.14	0.14	0.42	0.42
Related party transactions (note 10)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Net income (loss)	29,507	(15,426)	17,630	4,621
Other comprehensive income:
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax (note 11)	6,940	(264)	16,129	(1,278)
Amounts reclassified from accumulated other comprehensive income (loss)
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(86)	793	(703)	2,085
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 11)	(37)	—	211
Other comprehensive income	6,817	529	15,637	807
Comprehensive income (loss)	36,324	(14,897)	33,267	5,428
Non-controlling interest in comprehensive income (loss)	3,988	3,436	(2,202)	10,168
Preferred unitholders' interest in comprehensive income (loss)	6,425	2,813	19,276	8,438
General and limited partners' interest in comprehensive income (loss)	25,911	(21,146)	16,193	(13,178)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at September 30, 2018	As at December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents	139,854	244,241
Restricted cash – current (note 16)	36,429	22,326
Accounts receivable, including non-trade of $14,591 (2017 – $13,203)	25,732	24,054
Prepaid expenses	9,277	6,539
Vessels held for sale (note 15a)	28,482	33,671
Current portion of derivative assets (note 11)	1,453	1,078
Current portion of net investments in direct financing leases (note 6)	12,273	9,884
Advances to affiliates (notes 10b and 11)	5,163	7,300
Other current assets (note 2)	4,400	—
Total current assets	263,063	349,093

Restricted cash – long-term (note 16)	30,159	72,868

Vessels and equipment
At cost, less accumulated depreciation of $641,702 (2017 – $681,991)	1,463,438	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation of $55,158 (2017 – $25,883) (note 5a)	1,597,418	1,044,838
Advances on newbuilding contracts (note 10d)	172,248	444,493
Total vessels and equipment	3,233,104	2,905,712
Investments in and advances to equity-accounted joint ventures (note 7)	1,118,361	1,094,596
Net investments in direct financing leases (note 6)	565,423	486,106
Derivative assets (note 11)	19,164	6,172
Other assets (note 6)	9,148	8,043
Intangible assets – net	54,436	61,078
Goodwill – liquefied gas segment	35,631	35,631
Total assets	5,328,489	5,019,299

LIABILITIES AND EQUITY
Current
Accounts payable	4,158	3,509
Accrued liabilities (notes 11 and 15b)	67,977	45,757
Unearned revenue (note 6)	23,080	25,873
Current portion of long-term debt (note 8)	155,261	552,404
Current obligations related to capital leases (note 5a)	81,149	106,946
Current portion of in-process contracts	1,803	7,946
Current portion of derivative liabilities (note 11)	12,224	79,139
Advances from affiliates (note 10b)	20,061	12,140
Total current liabilities	365,713	833,714
Long-term debt (note 8)	1,744,961	1,245,588
Long-term obligations related to capital leases (note 5a)	1,231,839	904,603
Other long-term liabilities (note 5b)	41,930	58,174
Derivative liabilities (note 11)	30,877	45,797
Total liabilities	3,415,320	3,087,876
Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Limited Partners - common units (79.7 million units and 79.6 million units issued and outstanding at September 30, 2018 and December 31, 2017, respectively)	1,510,650	1,539,248
Limited Partners - preferred units (11.8 million units issued and outstanding at September 30, 2018 and December 31, 2017)	285,159	285,159
General Partner	49,570	50,152
Accumulated other comprehensive income	18,158	4,479
Partners' equity	1,863,537	1,879,038
Non-controlling interest	49,632	52,385
Total equity	1,913,169	1,931,423
Total liabilities and total equity	5,328,489	5,019,299
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2018	2017
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	17,630	4,621
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 11)	(38,201)	(5,522)
Depreciation and amortization	91,299	77,894
Write-down of vessels	53,863	50,600
Unrealized foreign currency exchange (gain) loss including the effect of the termination of cross-currency swaps (notes 2 and 11)	(12,313)	21,525
Equity income, net of dividends received of $11,583 (2017 - $28,781)	(41,014)	21,984
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(740)	755
Other	(5,261)	(1,207)
Change in non-cash operating assets and liabilities	3,422	(2,445)
Expenditures for dry docking	(10,458)	(17,067)
Net operating cash flow	58,227	151,138

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	685,547	249,682
Scheduled repayments of long-term debt and settlement of related swaps	(173,488)	(162,315)
Prepayments of long-term debt	(440,820)	(67,040)
Debt issuance costs	(8,534)	(1,765)
Proceeds from financing related to sales and leaseback of vessels	370,050	335,830
Scheduled repayments of obligations related to capital leases	(45,281)	(27,411)
Cash distributions paid	(52,535)	(42,462)
Dividends paid to non-controlling interests	(1,290)	(658)
Other	—	(605)
Net financing cash flow	333,649	283,256

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(559,172)	(350,137)
Capital contributions and advances to equity-accounted joint ventures	(33,496)	(143,513)
Return of capital and repayment of advances from equity-accounted joint ventures	5,000	40,320
Proceeds from sale of equity-accounted joint venture (note 7d)	54,438	—
Receipts from direct financing leases	8,361	9,203
Proceeds from sale of vessel	—	20,580
Net investing cash flow	(524,869)	(423,547)
(Decrease) increase in cash, cash equivalents and restricted cash	(132,993)	10,847
Cash, cash equivalents and restricted cash, beginning of the period	339,435	243,173
Cash, cash equivalents and restricted cash, end of the period	206,442	254,020
Supplemental cash flow information (note 16)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net income	—	2,463	—	19,276	51	—	(4,160)	17,630
Other comprehensive income	—	—	—	—	—	13,679	1,958	15,637
Distributions declared	—	(33,460)	—	(19,276)	(683)	—	—	(53,419)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,290)	(1,290)
Change in accounting policy (note 2)		1,959			41		739	2,739
Equity based compensation, net of withholding tax of $0.7 million (note 14)	61	440	—	—	9	—	—	449
Balance as at September 30, 2018	79,688	1,510,650	11,800	285,159	49,570	18,158	49,632	1,913,169
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2017, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (or SEC) on April 16, 2018. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year.

Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, because the Partnership has determined that the entities that have financed certain of the Partnership's liquefied natural gas (or LNG) carriers or LNG carrier newbuildings through sale-leaseback transactions are VIEs that should be consolidated, the presentation of the sale-leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period. This has resulted in a decrease in net investing cash flow of $336 million and an increase in net financing cash flow of $336 million for the nine months ended September 30, 2017 as compared to amounts previously presented.

2. Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Partnership as of January 1, 2018, and may be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership adopted ASU 2014-09 as a cumulative-effect adjustment as of such date. The Partnership has elected to apply ASC 2014-09 only to those contracts that were not completed as of January 1, 2018. The Partnership has identified the following differences on adoption of ASU 2014-09:

•
In certain cases, the Partnership will incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs will be deferred and amortized over the duration of the customer contract. The Partnership previously expensed such costs as incurred unless the costs were directly reimbursable by the contract. This change increased net income by $1.1 million and $0.9 million for the three and nine months ended September 30, 2018, respectively, and increased other assets by $3.4 million, investments in and advances to equity-accounted joint ventures by $0.3 million, and total equity by $3.7 million as at September 30, 2018. The cumulative increase to opening equity as at January 1, 2018 was $2.7 million.

•
The Partnership previously presented all accrued revenue as a component of accounts receivable. The Partnership has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $4.4 million at September 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership will adopt ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership has identified the following differences based on the work performed to date:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership’s equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts currently accounted for as an operating lease will be treated as a right-of-use asset and a lease liability, which will result in an increase of the Partnership's assets and liabilities. In addition, certain equity-accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will result in the Partnership's lease classification assessment being determined when a lease commences instead of when the lease is entered into. The Partnership has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.

•	The Partnership is expecting to disclose in its consolidated financial statements for the year ended December 31, 2018 the quantitative impact of adopting ASU 2016-02.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts
and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity-method investees in the statements of cash flows and application of the predominance principle on the cash flow statement classification of cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 became effective for the Partnership as of January 1, 2018, with a retrospective approach required on adoption. The Partnership has elected to classify distributions received from equity-method investees in the statement of cash flows based on the nature of the distribution. In addition, the adoption of ASU 2016-15 resulted in $25.7 million of cross-currency swap payments that were related to the principal repayment of long-term debt for the nine months ended September 30, 2017, being reclassified from unrealized foreign currency exchange (gain) loss including the effect of the termination of cross-currency swaps in net operating cash flow to scheduled repayments of long-term debt and settlement of related swaps in net financing cash flow as the amounts related to the termination or final settlement of the cross-currency swap.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18).
ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Partnership as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Partnership including in the consolidated statements of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting
for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership as of January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses
on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership as of January 1, 2020, with a modified-retrospective approach required on adoption. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	206,442	206,442	339,435	339,435
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	7,953	7,953	878	878
Interest rate swap agreements – liabilities	Level 2	(32,704)	(32,704)	(73,984)	(73,984)
Cross-currency swap agreements – assets	Level 2	9,682	9,682	3,758	3,758
Cross-currency swap agreements – liabilities	Level 2	(10,185)	(10,185)	(54,217)	(54,217)
Other derivative	Level 3	2,160	2,160	1,648	1,648
Non-recurring:
Vessels held for sale (note 15a)	Level 2	28,482	28,482	16,671	16,671
Other:
Advances to equity-accounted joint ventures (note 7)	(i)	127,226	(i)	131,685	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	693	689	3,476	3,459
Long-term debt – public (note 8)	Level 1	(371,956)	(382,900)	(376,581)	(384,820)
Long-term debt – non-public (note 8)	Level 2	(1,528,266)	(1,517,406)	(1,421,411)	(1,391,524)
Obligations related to capital leases (note 5a)	Level 2	(1,312,988)	(1,263,924)	(1,011,549)	(1,001,588)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As described in Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017, the estimated fair value of the non-interest-bearing receivable from Royal Dutch Shell Plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2018 was $0.7 million (December 31, 2017 – $3.5 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest-bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Partnership, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the nine months ended September 30, 2018 and 2017 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Nine Months Ended September 30,
	2018	2017
	$	$
Fair value at beginning of period	1,648	2,134
Realized and unrealized gains included in earnings	1,649	1,410
Settlement payments	(1,137)	(1,154)
Fair value at end of period	2,160	2,390
The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer had the right to terminate the time-charter contract in August 2018. In May 2018, the charterer gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. As at September 30, 2018, the charterer was marketing the vessel for sale. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates, as well as an estimated discount rate. The estimated fair value of this other derivative as of September 30, 2018 is based upon an average daily tanker rate of $17,000 (September 30, 2017 – $18,000) over the expected remaining duration of the charter contract, which is expected to be early-2019, and a discount rate of 9.5% (September 30, 2017 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2018	December 31, 2017
Class of Financing Receivable	Credit Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	577,696	495,990
Other receivables:
Long-term receivable and long-term accrued revenue included in accounts receivable and other assets	Payment activity	Performing	4,043	5,476
Advances to equity-accounted joint ventures (note 7)	Other internal metrics	Performing	127,226	131,685
			708,965	633,151

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended September 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	118,188	5,148	123,336	92,700	11,585	104,285
Voyage expenses	(5,731)	(2,225)	(7,956)	(716)	(750)	(1,466)
Vessel operating expenses	(23,905)	(3,716)	(27,621)	(22,172)	(4,552)	(26,724)
Time-charter hire expense	(1,690)	—	(1,690)	—	—	—
Depreciation and amortization	(31,309)	(929)	(32,238)	(22,580)	(2,400)	(24,980)
General and administrative expenses (i)	(3,972)	(211)	(4,183)	(2,330)	(463)	(2,793)
Write-down of vessels	—	(2,201)	(2,201)	—	(38,000)	(38,000)
Restructuring charges	—	(449)	(449)	—	—	—
Income (loss) from vessel operations	51,581	(4,583)	46,998	44,902	(34,580)	10,322
Equity income	14,679	—	14,679	1,417	—	1,417

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Nine Months Ended September 30, 2018
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	335,409	25,548	360,957	271,078	35,291	306,369
Voyage expenses	(12,984)	(8,724)	(21,708)	(1,664)	(2,235)	(3,899)
Vessel operating expenses	(79,015)	(11,042)	(90,057)	(62,211)	(13,902)	(76,113)
Time-charter hire expense	(1,690)	—	(1,690)	—	—	—
Depreciation and amortization	(87,191)	(4,108)	(91,299)	(69,639)	(8,255)	(77,894)
General and administrative expenses (i)	(15,958)	(1,892)	(17,850)	(9,283)	(2,309)	(11,592)
Write-down of vessels	(33,000)	(20,863)	(53,863)	—	(50,600)	(50,600)
Restructuring charges	—	(1,845)	(1,845)	—	—	—
Income (loss) from vessel operations	105,571	(22,926)	82,645	128,281	(42,010)	86,271
Equity income	52,597	—	52,597	6,797	—	6,797

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2018	December 31, 2017
	$	$
Total assets of the liquefied gas segment	5,081,219	4,624,321
Total assets of the conventional tanker segment	67,244	112,844
Unallocated:
Cash and cash equivalents	139,854	244,241
Accounts receivable and prepaid expenses	35,009	30,593
Advances to affiliates	5,163	7,300
Consolidated total assets	5,328,489	5,019,299

5.	Chartered-in Vessels

a) Capital Leases

The minimum estimated charter hire and rental payments for the remainder of the year and the following four fiscal years, as at September 30, 2018, for the Partnership’s chartered-in vessels accounted for as capital leases were:

	Remainder of 2018	2019	2020	2021	2022
Vessel Charters	$	$	$	$	$
Charters-in – capital leases (i)	54,441	119,517	118,685	117,772	116,978

(i)
As at September 30, 2018, the Partnership was a party, as lessee, to a capital lease on one Suezmax tanker, the Toledo Spirit. Under this capital lease, the owner has the option to require the Partnership to purchase the vessel. The charterer, who is also the owner, also had the option to cancel the charter contract and the cancellation option was first exercisable in August 2018. In May 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. The amounts in the table above assume the owner will not exercise its option to require the Partnership to purchase the vessel from the owner, but rather assume the owner will cancel the charter contract when the owner sells the vessel to a third party, upon which, the remaining lease obligation will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the lease, which is expected to be early-2019.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership is also a party to capital leases on eight LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, the Murex, the Magdala, the Myrina and the Megara. Upon delivery of these eight LNG carriers between February 2016 and July 2018, the Partnership sold these respective vessels to third parties (or the Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 through to 2028. The bareboat charter contracts are accounted for as obligations related to capital leases and have fixed-price purchase obligations at the end of the lease terms.

The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and as a result, is considered to be, under GAAP, each Lessor's primary beneficiary; therefore, the Partnership consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to the Partnership. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by the Partnership's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.

The obligations of the Partnership under the bareboat charter contracts are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at September 30, 2018, the Partnership was in compliance with all covenants in respect of the obligations related to capital leases.

b) Operating Leases

The minimum estimated charter hire and rental payments for the remainder of the year and the following four fiscal years, as at September 30, 2018, for the Partnership’s chartered-in vessel accounted for as an operating lease were as follows:

	Remainder of 2018	2019	2020	2021	2022
Vessel Charters (i)	$	$	$	$	$
Charters-in – operating leases (ii)	5,980	23,725	16,055	—	—

(i)
The Partnership owns 69% of Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table above does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at September 30, 2018 was $6.7 million (December 31, 2017 – $7.1 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii) As at September 30, 2018, the Partnership is chartering in a vessel at a fixed-rate from its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) for a period of two years until September 2020. The Partnership recognizes the expense from this charter on a straight-line basis over the firm period of the charter and is presented as time-charter hire expense in the Partnership's consolidated statements of income (loss).

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts, consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. The Partnership also generates revenue from construction supervision and crew-training for the vessels under construction in its joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture), in which the Partnership's ownership interests range from 20% to 30%, and from the start-up of an LNG receiving and regasification terminal under construction related to its 30%-owned joint venture with National Oil and Gas Authority (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) (or the Bahrain LNG Joint Venture). Such services may include the procurement of third party goods and services for the asset’s owner.

Time Charters

Pursuant to a time charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

certain sources of variability exist. Those include penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time-charter contracts contain provisions that allow the Partnership to be compensated for increases in the Partnerships costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Partnership may earn a profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Partnership’s contracts is typically recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Partnership does not engage in any specific tactics to minimize residual value risk.

As at September 30, 2018, a substantial majority of the Partnership’s consolidated vessels operated under time-charter contracts with the Partnership’s customers. Such contracts are scheduled to expire between 2018 and 2038. The time-charter contracts for many of the Partnership's LNG carriers have options whereby the charterer can extend the contract for periods up to a total extension of between three to 15 years. In addition, each of the Partnership's time-charter contracts are subject to certain termination and purchase provisions. As at September 30, 2018, the Partnership had $19.4 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2017 – $22.2 million) which are expected to be recognized as voyage revenues in the following period and are included in unearned revenue on the Partnership's consolidated balance sheets.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or “spot” market rate. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Partnership’s voyage charters will normally contain a lease; however, judgment is necessary to determine this based upon the decision-making rights the charterer has within the contract. Consideration for such contracts are generally fixed, although certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Partnership does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.

Bareboat Charters

Pursuant to a bareboat charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. The performance obligations within a bareboat charter, which will include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

Revenue Table

The following tables contain the Partnership’s revenue for the three and nine months ended September 30, 2018 and 2017, by contract type and by segment.

	Three Months Ended September 30, 2018
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	104,342	2,820	107,162	83,101	10,376	93,477
Voyage charters	6,279	2,220	8,499	—	930	930
Bareboat charters	6,001	—	6,001	6,524	—	6,524
Management fees and other income	1,566	108	1,674	3,075	279	3,354
	118,188	5,148	123,336	92,700	11,585	104,285

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Nine months ended September 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	294,658	12,534	307,192	241,019	32,073	273,092
Voyage charters	16,669	12,690	29,359	—	2,383	2,383
Bareboat charters	17,112	—	17,112	22,359	—	22,359
Management fees and other income	6,970	324	7,294	7,700	835	8,535
	335,409	25,548	360,957	271,078	35,291	306,369

The following table contains the Partnership’s revenue from contracts that do not contain a lease element and the non-lease element of time-charter contracts accounted for as direct financing leases for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended		Nine Months Ended
	September 30, 2018 $	September 30, 2017 $	September 30, 2018 $	September 30, 2017 $
Non-lease revenue - related to sales type or direct financing leases	3,896	4,511	12,160	16,722
Management fees and other income	1,674	3,354	7,294	8,535
Total	5,570	7,865	19,454	25,257

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charters. The bareboat charters with Awilco were accounted for as direct financing leases. In June 2017, the Partnership agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring charter hire of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, both of the charter contracts with Awilco were reclassified as operating leases upon the expiry of their original contract terms in November 2017 and August 2018. In addition, the 21-year charter contract for the Bahrain Spirit floating storage unit (or FSU) commenced in September 2018 and is accounted for as a direct finance lease. The following table lists the components of the net investments in direct financing leases:

	September 30, 2018 $	December 31, 2017 $
Total minimum lease payments to be received	913,292	568,710
Estimated unguaranteed residual value of leased properties	294,127	194,965
Initial direct costs	337	361
Less unearned revenue	(630,060)	(268,046)
Total net investments in direct financing leases	577,696	495,990
Less current portion	(12,273)	(9,884)
Net investments in direct financing leases	565,423	486,106

As at September 30, 2018, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five succeeding fiscal years are approximately $26.0 million (remainder of 2018), $64.1 million (2019), $64.3 million (2020), $64.1 million (2021), $64.1 million (2022) and an aggregate of $630.6 million thereafter. The leases are scheduled to end between 2029 and 2039.

Operating Leases

As at September 30, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charter contracts that were accounted for as operating leases are approximately $114.5 million (remainder of 2018), $406.2 million (2019), $372.9 million (2020), $333.2 million (2021), $291.9 million (2022), and $765.1 million thereafter. Minimum

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

scheduled future rentals on operating lease contracts do not include rentals generated from new contracts entered into after September 30, 2018, rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on September 30, 2018, variable or contingent rentals, or rentals from contracts which commenced after September 30, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these periods.

The carrying amount of the Partnership's vessels which are employed on these charter contracts as at September 30, 2018, was $2.9 billion (December 31, 2017 – $2.2 billion). The cost and accumulated depreciation of the vessels employed on these charter contracts as at September 30, 2018 were $3.6 billion (December 31, 2017 – $2.9 billion) and $708.0 million (December 31, 2017 – $646.2 million), respectively.

Contract Costs

In certain cases, the Partnership incurs pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Those costs include costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Partnership must make judgments about whether costs relate directly to a specific customer contract or whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized on a straight-line basis over the duration of the customer contract. Amortization of such costs for the three and nine months ended September 30, 2018 was $0.1 million and $0.2 million, respectively. As at September 30, 2018, repositioning costs of $3.4 million were included as part of other assets in the Partnership's consolidated balance sheets.

7. Equity-Accounted Investments

a) As of September 30, 2018, the Partnership had loans outstanding to Exmar LPG BVBA of $47.3 million (December 31, 2017 – $52.3 million), the Partnership's 50/50 joint venture (or the Exmar LPG Joint Venture) with Exmar NV (or Exmar). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. As of September 30, 2018, the interest receivable on the advances was $nil (December 31, 2017 – $0.2 million). Both the advances and the interest receivable on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of September 30, 2018, the Partnership had loans outstanding to the Bahrain LNG Joint Venture of $79.1 million (December 31, 2017 – $79.1 million). These advances bear interest at LIBOR plus 1.25% and are repayable the earlier of November 2019 or six months after the expected commercial start date, which is expected to occur during the first half of 2019. As of September 30, 2018, the interest accrued on these advances was nominal (December 31, 2017 – $0.1 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) As of September 30, 2018, the Partnership had loans outstanding to its 33% owned joint venture servicing the Angola LNG Project (or the Angola Joint Venture) of $0.8 million (December 31, 2017 – $nil). These advances bear interest at LIBOR plus 1.00% and have no fixed repayment terms. As of September 30, 2018, the interest accrued on these advances was nominal (December 31, 2017 – $nil). Both the advances and the accrued interest on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

d) On January 31, 2018, the Partnership sold its 50% ownership interest in its equity-accounted joint venture with Exmar (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the nine months ended September 30, 2018, which is included in equity income in the Partnership's consolidated statements of income (loss).

8. Long-Term Debt

	September 30, 2018	December 31, 2017
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2018 to 2022	195,000	254,275
U.S. Dollar-denominated Term Loans due from 2019 to 2031	1,140,299	935,286
Norwegian Kroner-denominated Bonds due from 2020 to 2023	374,040	377,856
Euro-denominated Term Loans due from 2023 to 2024	205,923	232,957
Other U.S. Dollar-denominated loan	3,300	10,000
Total principal	1,918,562	1,810,374
Unamortized discount and debt issuance costs	(18,340)	(12,382)
Total debt	1,900,222	1,797,992
Less current portion	(155,261)	(552,404)
Long-term debt	1,744,961	1,245,588

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at September 30, 2018, the Partnership had two revolving credit facilities available, of which one credit facility was current and one was long-term. The two credit facilities, as at such date, provided for borrowings of up to $365.6 million (December 31, 2017 – $443.7 million), of which $170.6 million (December 31, 2017 – $189.4 million) was undrawn. Interest payments are based on LIBOR plus margins, which margins ranged from 1.25% to 2.25%. In November 2018, the Partnership refinanced its $190 million revolving credit facility, which was scheduled to mature in November 2018, with a new $225 million revolving credit facility maturing in November 2020 (see Note 17b). Giving effect to the November 2018 refinancing, the $190 million revolving credit facility was classified to long-term debt in the Partnership's consolidated balance sheets as of September 30, 2018 and the amount available under the two revolving credit facilities will be reduced by $nil during the remainder of 2018, $22.4 million in 2019, $213.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at September 30, 2018, the Partnership had eight U.S. Dollar-denominated term loans outstanding which totaled $1.1 billion in aggregate principal amount (December 31, 2017 – $935.3 million). Interest payments on the term loans are based on LIBOR plus a margin, which margins ranged from 0.30% to 3.25%. The eight term loans require quarterly interest and principal payments and seven term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at September 30, 2018, all of the outstanding term loans were guaranteed by either the Partnership or the Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023. As at September 30, 2018, the total amount of the bonds, which are either listed or will be listed on the Oslo Stock Exchange, was $374.0 million (December 31, 2017 – $377.9 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership has entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 11).

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2018, totaled 177.4 million Euros ($205.9 million) (December 31, 2017 – 194.1 million Euros ($233.0 million)). Interest payments are based on EURIBOR plus margins, which margins ranged from 0.60% to 1.95% as at September 30, 2018, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Partnership's vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at September 30, 2018, the Teekay Nakilat Joint Venture, which the Partnership has a 70% ownership interest, has a $3.3 million loan payable to its 30% non-controlling interest owner. The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding at September 30, 2018 and December 31, 2017 were 4.17% and 3.34%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At September 30, 2018, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange gains (losses) of $1.4 million and $(5.1) million for the three months ended September 30, 2018 and 2017, respectively, and $8.6 million and $(24.5) million for the nine months ended September 30, 2018 and 2017, respectively.

The aggregate annual long-term debt principal repayments required subsequent to September 30, 2018, after giving effect to the November 2018 revolving credit facility refinancing described above, are $59.4 million (remainder of 2018), $134.7 million (2019), $590.2 million (2020), $409.9 million (2021), $85.8 million (2022) and $638.6 million (thereafter).

Certain loan agreements require that (a) the Partnership maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at September 30, 2018, the Partnership has four facilities with an aggregate outstanding loan balance of $316.6 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at September 30, 2018, ranged from 122% to 190% which exceeded the required ratios for the four facilities. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the Teekay Nakilat Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at September 30, 2018, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Current	(1,274)	(750)	(2,348)	(1,224)
Deferred	(275)	—	(823)	81
Income tax expense	(1,549)	(750)	(3,171)	(1,143)

10. Related Party Transactions

a) The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Voyage revenues (i)	—	9,296	9,418	26,851
Vessel operating expenses (ii)	(4,160)	(5,133)	(15,547)	(14,713)
Time-charter hire expense (iii)	(1,690)	—	(1,690)	—
General and administrative expenses (iv)	(1,873)	(901)	(9,202)	(5,363)
General and administrative expenses deferred and capitalized (v)	(188)	(152)	(583)	(659)

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary agreed to provide, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
In September 2018, the Partnership entered into an agreement with its 52%-owned joint venture, the Teekay LNG-Marubeni Joint Venture, to charter in one of Teekay LNG-Maubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)
Includes the Partnership's proportionate costs associated with the Bahrain LNG Joint Venture, including pre-operation, engineering and financing-related expenses, of which $0.2 million and $0.8 million was reimbursed by the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2018, respectively ($0.4 million and $0.9 million for the three and nine months ended September 30, 2017, respectively). The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

b) As at September 30, 2018 and December 31, 2017, non-interest-bearing advances to affiliates totaled $5.2 million and $7.3 million, respectively, and non-interest-bearing advances from affiliates totaled $20.1 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c) The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer had the right to terminate the time-charter in August 2018. The charterer notified the Partnership in May 2018 of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 11).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three and nine months ended September 30, 2018, the Partnership incurred shipbuilding and site supervision costs of $5.9 million and $12.8 million, respectively ($4.0 million and $13.4 million for the three and nine months ended September 30, 2017, respectively).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

e) The Partnership entered into an operation and maintenance contract with the Bahrain LNG Joint Venture and an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The Partnership, as the contractor, and TMS, as the subcontractor, agreed to provide pre-mobilization services up to August 2018, and mobilization services and other general operational and maintenance services of the facility thereafter. The subcontractor fees from TMS of $nil and $0.2 million for the three and nine months ended September 30, 2018, respectively ($0.1 million and $0.3 million for the three and nine months ended September 30, 2017, respectively), are included in general and administrative expenses in the Partnership’s consolidated statements of income (loss). Cost recoveries from the Bahrain LNG Joint Venture of a nominal amount and $0.2 million for the three and nine months ended September 30, 2018, respectively (nominal and $0.2 million for the three and nine months ended September 30, 2017, respectively), are included in voyage revenues in the Partnership's consolidated statements of income (loss).

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

The Partnership entered into cross-currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at September 30, 2018.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(10,185)	1.6
1,200,000	146,500	NIBOR	6.00%	7.72%	7,393	3.1
850,000	102,000	NIBOR	4.60%	7.89%	2,289	4.9
					(503)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at September 30, 2018, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	30,000	(707)	0.8	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	131,250	(13,671)	10.3	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	32,134	70	2.8	2.8
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	341,097	(6,908)	2.3	3.4
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	93,167	333	0.3	1.7
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	186,756	7,550	8.2	2.3
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	89,873	(11,418)	4.9	3.8
			(24,751)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at September 30, 2018, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020 and 2021 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at September 30, 2018, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2018, these interest rate swaps and cross-currency swaps had an aggregate fair value asset of $17.3 million and an aggregate fair value liability of $29.2 million. As at September 30, 2018, the Partnership had $nil (December 31, 2017 – $22.3 million) on deposit as security for swap liabilities under certain master agreements.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at September 30, 2018 was $2.2 million (December 31, 2017 – asset of $1.6 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2018
Interest rate swap agreements	161	982	6,842	(1,872)	(8,284)	(22,580)
Cross-currency swap agreements	—	—	12,322	(588)	(3,940)	(8,297)
Toledo Spirit time-charter derivative	1,689	471	—	—	—	—
	1,850	1,453	19,164	(2,460)	(12,224)	(30,877)
As at December 31, 2017
Interest rate swap agreements	—	108	1,130	(4,101)	(34,614)	(35,629)
Interest rate swaption agreements	—	—	—	—	(2)	—
Cross-currency swap agreements	—	—	5,042	(810)	(44,523)	(10,168)
Toledo Spirit time-charter derivative	678	970	—	—	—	—
	678	1,078	6,172	(4,911)	(79,139)	(45,797)
Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Partnership’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(3,062)	19,278	16,216	(4,528)	1,775	(2,753)
Interest rate swaption agreements	—	—	—	—	285	285
Interest rate swap agreements termination	(13,681)	—	(13,681)	—	—	—
Toledo Spirit time-charter derivative	1,689	(1,709)	(20)	646	(356)	290
	(15,054)	17,569	2,515	(3,882)	1,704	(2,178)

	Nine Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(11,850)	38,698	26,848	(13,813)	4,211	(9,602)
Interest rate swaption agreements	—	2	2	—	427	427
Interest rate swap agreements termination	(13,681)	—	(13,681)	(610)	—	(610)
Toledo Spirit time-charter derivative	2,148	(499)	1,649	526	884	1,410
	(23,383)	38,201	14,818	(13,897)	5,522	(8,375)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Realized and unrealized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(1,744)	43,966	42,222	(1,598)	20,523	18,925
Cross-currency swap agreements termination	(42,271)	—	(42,271)	—	—	—
	(44,015)	43,966	(49)	(1,598)	20,523	18,925

	Nine Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(4,926)	49,734	44,808	(7,219)	58,128	50,909
Cross-currency swap agreements termination	(42,271)	—	(42,271)	(25,733)	—	(25,733)
	(47,197)	49,734	2,537	(32,952)	58,128	25,176

For the periods indicated, the following table presents the effective and ineffective portions of gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended September 30, 2018				Three Months Ended September 30, 2017
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
1,437	37	—	Interest expense	(116)	—	(8)	Interest expense
1,437	37	—		(116)	—	(8)

Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
6,527	(211)	740	Interest expense	(1,218)	—	(755)	Interest expense
6,527	(211)	740		(1,218)	—	(755)

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive income (or OCI).

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges recorded in interest expense.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at September 30, 2018 are as follows:

	Total $	Remainder of 2018 $	2019 $
Consolidated LNG carrier newbuildings (i)	250,062	2,346	247,716
Equity-accounted joint ventures (ii)	578,811	53,102	525,709
	828,873	55,448	773,425

(i)
As at September 30, 2018, the Partnership had two LNG carrier newbuildings on order which are scheduled for delivery during 2019. These commitment amounts are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017. The Partnership has secured $119 million of undrawn financing related to the remaining commitments for one of the two LNG carrier newbuildings included in the table above and is in the process of securing financing for its one unfinanced LNG carrier newbuilding prior to its delivery.

(ii)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity-accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of September 30, 2018. These commitments are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017. Based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity-accounted joint ventures have secured $519 million of undrawn financing related to the Partnership's proportionate share of the remaining commitments included in the table above.

b) Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Partnership completed a number of financings and refinancings over the past 12 months, as well as the Partnership's refinancing and upsizing of its $190 million revolving credit facility with a new $225 million revolving credit facility in early-November 2018 (see Note 17b). Based on the Partnership’s liquidity at the date these consolidated financial statements were issued and the liquidity it expects to generate from operations over the following year, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

c) The Partnership owns a 70% interest in the Teekay Nakilat Joint Venture, which wholly owns a subsidiary that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers; however, the joint venture remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (or HMRC) has been challenging the use by third parties of similar lease structures in the United Kingdom courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances are not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the nine months ended September 30, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of GBP 37.9 million or $53.0 million, included as part of other income (expense) in the Partnership's consolidated statements of income (loss). In June 2018, the Teekay Nakilat Joint Venture partially paid the tax indemnification guarantee liability by releasing its $7.0 million deposit it had made with the lessor. In July and August 2018, the Teekay Nakilat Joint Venture paid the remaining balance of the tax indemnification guarantee liability which was $56.0 million, based on the GBP/USD foreign currency exchange rate at the time the payments were made.

13. Total Capital and Net Income (Loss) Per Common Unit

At September 30, 2018, approximately 68.4% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

Net Income (Loss) Per Common Unit

Limited partners' interest in net income (loss) per common unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three and nine months ended September 30, 2018 were $6.4 million and $19.3 million, respectively (three and nine months ended September 30, 2017 were $2.8 million and $8.3 million, respectively).

	Three Months Ended September 30,
	2018	2017
	$	$
Limited partners' interest in net income (loss) for basic net income (loss) per common unit	19,134	(21,275)
Weighted average number of common units	79,687,499	79,626,819
Dilutive effect of unit-based compensation	171,972	—
Weighted average number of common units and common unit equivalents	79,859,471	79,626,819
Limited partner's interest in net income (loss) per common unit:
Basic	0.24	(0.27)
Diluted	0.24	(0.27)

	Nine Months Ended September 30,
	2018	2017
	$	$
Limited partners' interest in net income (loss) for basic net income (loss) per common unit	2,463	(14,063)
Weighted average number of common units	79,671,051	79,614,731
Dilutive effect of unit-based compensation	161,927	—
Weighted average number of common units and common unit equivalents	79,832,978	79,614,731
Limited partner's interest in net income (loss) per common unit:
Basic	0.03	(0.18)
Diluted	0.03	(0.18)

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the General Partner’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and foreign currency translation gains or losses.

During the three and nine months ended September 30, 2018 and 2017, quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income (loss) was based on the limited partners' and General Partner’s ownership percentage for purposes of the net income (loss) per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net income (loss), please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

14. Unit-Based Compensation

In March 2018, a total of 17,498 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2018.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation costs of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income (loss).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During March 2018 and 2017, the Partnership granted 62,283 and 60,809 restricted units, respectively, with grant date fair values of $1.2 million and $1.0 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and nine months ended September 30, 2018, a total of nil and 60,680 restricted units (three and nine months ended September 30, 2017 – nil and 54,999 restricted units, respectively), with a fair value of $nil and $1.0 million (three and nine months ended September 30, 2017 – $nil and $0.8 million), vested. During the three and nine months ended September 30, 2018, the Partnership recognized expenses of $0.2 million and $1.1 million, respectively (three and nine months ended September 30, 2017 – $0.1 million and $0.9 million, respectively), relating to the restricted units.

15. Write-down and Sale of Vessels

a)In June 2017 and August 2017, the charterer of the European Spirit and African Spirit Suezmax tankers gave formal notices to the Partnership that it would not exercise its one-year extension option under the charter contracts and redelivered the tankers in August 2017 and November 2017, respectively. Upon receiving these notifications, the Partnership commenced marketing the vessels for sale and expects to sell the vessels in 2018 (see Note 17a). Based on second-hand market comparable values at the time, the Partnership wrote-down the vessels to their estimated resale values and recorded aggregate write-downs of $12.5 million and $25.1 million for the three and nine months ended September 30, 2017, respectively, on these two conventional tankers. The Partnership recorded further aggregate write-downs on these two conventional tankers totaling $2.2 million and $7.9 million for the three and nine months ended September 30, 2018, respectively. Both vessels are classified as held for sale in the Partnership’s consolidated balance sheets as at September 30, 2018 and December 31, 2017.

b) Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified the Partnership that it was marketing the Teide Spirit for sale and, upon sale of the vessel, it would concurrently terminate its existing charter contract with the Partnership. The charterer’s cancellation option for the Toledo Spirit was first exercisable in August 2018. On May 20, 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. As at September 30, 2018, the charterer is marketing the vessel for sale. The Partnership wrote-down the Teide Spirit and Toledo Spirit to their estimated fair values based on their expected future discounted cash flows and recorded an aggregate write-down of $25.5 million for the three and nine months ended September 30, 2017.

In February 2018, the charterer, who is also the owner, of the Partnership's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, the Partnership returned the vessel to the owner, and the full amount of the associated obligation related to capital lease was concurrently extinguished and no gain or loss was recognized during the nine months ended September 30, 2018. In addition, the Partnership recorded associated restructuring charges of $0.4 million and $1.8 million for the three and nine months ended September 30, 2018, respectively, in the Partnership's consolidated statements of income (loss). The remaining balance of unpaid restructuring charges of $0.6 million as at September 30, 2018, is included in accrued liabilities in the Partnership's consolidated balance sheets.

c)    In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities once its current charter contract ends in 2019. The impairment charge of $13.0 million is included in write-down of vessels for the nine months ended September 30, 2018 in the Partnership's consolidated statements of income (loss).

d)    In June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, taking into consideration vessel appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels at that time. The total impairment charge of $33.0 million is included in write-down of vessels for the nine months ended September 30, 2018 in the Partnership's consolidated statements of income (loss).

16. Supplemental Cash Flow Information

a)     The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows:

	September 30, 2018	December 31, 2017	September 30, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	139,854	244,241	161,008	126,146
Restricted cash – current	36,429	22,326	21,386	10,145
Restricted cash – long-term	30,159	72,868	71,626	106,882
	206,442	339,435	254,020	243,173

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps (see Note 11), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $66.6 million and $95.2 million as at September 30, 2018 and December 31, 2017, respectively.

b)    During the nine months ended September 30, 2017, the Partnership acquired a 100% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture), which owned the LPG carrier Norgas Sonoma, from I.M. Skaugen SE (or Skaugen) (35%), The Oil & Gas Holding Company B.S.C.(c) (35%) and Suffun Bahrain W.L.L. (30%) for $13.2 million. The Partnership applied $4.6 million of the outstanding hire owed by Skaugen to the Partnership as a portion of the purchase price to acquire the Skaugen LPG Joint Venture, which was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

17. Subsequent Events
a)     On October 9, 2018, the Partnership sold the African Spirit Suezmax tanker for net proceeds of $12.8 million. On November 20, 2018, the Partnership reached an agreement to sell the European Spirit Suezmax tanker for net proceeds of $15.7 million. The Partnership expects to deliver the vessel to the buyer in late-2018.

b)    On November 5, 2018, the Partnership refinanced its $190 million revolving credit facility, which was scheduled to mature in November 2018, with a new $225 million revolving credit facility maturing in November 2020.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 - Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 - Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 - Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2017.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of September 30, 2018, we had a fleet of 49 LNG carriers (including seven LNG carrier newbuildings), 29 LPG/multi-gas carriers and four conventional tankers (including two conventional tankers classified as held for sale). Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain, which is currently under construction.

SIGNIFICANT DEVELOPMENTS IN 2018

Quarterly Distributions
We intend to increase our quarterly cash distributions on our common units by 36% in 2019, commencing with the distribution for the quarter ending March 31, 2019, as part of a balanced capital allocation strategy. Any increase in the level of quarterly distributions is subject to approval by the board of directors of our general partner.

Proposed Change in Tax Structure
We intend to amend our tax structure to elect to be treated as a corporation, instead of a partnership, subject to common unitholder approval. If approved, common and preferred unit investors will receive Form 1099s instead of Schedule K-1s commencing in taxation year 2019.

The board of directors of our general partner has called a special meeting of our common unitholders to be held on December 18, 2018. A notice of the meeting and related proxy statement were filed with the U.S. Securities and Exchange Commission and were mailed to common unitholders, which describe the business to be transacted at the special meeting, namely proposals which will allow us to elect to be treated as a corporation for U.S. federal income tax purposes and to amend our partnership agreement accordingly. The board of directors has unanimously determined that these proposals are in the best interests of us and our unitholders and recommends that the common unitholders vote in favor for each of the proposals, which are conditional on approval of each other.

This proposed change to our status for U.S. federal income tax purposes, if approved by common unitholders, should not result in us recognizing a gain or loss. While some investors may incur a tax gain on conversion, any gain recognized for U.S. tax purposes is expected to result in tax benefits that are expected to reduce the taxable portion of cash distributions paid by us in the future.

LNG Carrier Newbuildings
Consolidated Fleet

Four of our LNG carrier newbuildings, the Magdala, Myrina, Megara and the Bahrain Spirit floating storage unit (or FSU) delivered in February 2018, May 2018, July 2018 and August 2018, respectively. Upon delivery, the Magdala, Myrina and Megara were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six, eight and eight-year charter contracts with Shell Royal Dutch Plc (or Shell), respectively. The Bahrain Spirit FSU commenced its 21-year charter contract with Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture) in September 2018.

We currently have two wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery during early-2019. We have fixed-rate, time-charter contracts in place for both LNG carrier newbuildings and financing in place for one of the LNG carrier newbuildings. We expect to secure financing for our one unfinanced LNG carrier newbuilding prior to its delivery.

Pan Union Joint Venture

In January and July 2018, our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its second and third LNG carrier newbuildings, the Pan Americas and Pan Europe, respectively. Upon delivery, the vessels commenced their 20-year charter contracts with Shell. We have ownership interest in these vessels ranging from 20% to 30% through the Pan Union Joint Venture. The Pan Union Joint Venture currently has one remaining LNG carrier newbuilding, in which we have a 20% ownership interest, which is scheduled for delivery in early-2019. The Pan Union Joint Venture has secured financing in place for its remaining LNG carrier newbuilding.

Yamal LNG Joint Venture

In January 2018, our 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuildings, the Eduard Toll. In September 2018, the Yamal LNG Joint Venture took delivery of its second ARC7 LNG carrier newbuilding, Rudolf Samoylovich, earlier than the scheduled November 2018 delivery date to service the project’s second LNG train. Upon delivery, the vessels commenced their 28-year charter contracts with Yamal Trade Pte. Ltd. The Yamal LNG Joint Venture currently has four remaining ARC7 LNG carrier newbuildings that are scheduled for delivery in 2019. The Yamal LNG Joint Venture has secured financing in place for its four remaining newbuildings.

LPG Carrier Newbuildings

In March, May and July 2018 our 50/50 joint venture with Exmar NV (or the Exmar LPG Joint Venture), took delivery of its seventh, eighth and ninth LPG carrier newbuildings in the past four years, the Kapellen, Koksijde and Wepion, respectively. The Kapellen and Koksijde are on short-term charter contracts and the Wepion is currently trading in the spot market. The Kapellen and Koksijde were financed through sales-leaseback financing transactions and in July 2018 the Exmar LPG Joint Venture completed a three-year, $35 million financing for the Wepion.

Re-chartering Activities

In March 2018, upon its scheduled redelivery to us from Teekay Corporation, we re-chartered the Polar Spirit LNG carrier to an Asian-based energy company for a period of approximately three months and then subsequently secured employment for the vessel beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (or Petronas). In addition, we secured a four-year charter contract for the Arctic Spirit LNG carrier, also with a subsidiary of Petronas, which commenced immediately upon its redelivery from Teekay Corporation to us in May 2018. In May 2018, we agreed to a six-month charter extension of the Torben Spirit LNG carrier to December 2018 with a major energy company, which was further extended in November 2018 for an additional three years from the current six-month extension ending in December 2018. The charterer has options to extend the contract for up to an additional two years, exercisable by February 2019.
Teekay Nakilat Capital Lease

We own a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), which wholly owns a subsidiary that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. As described in "Item 1 - Financial Statements: Note 12(c) - Commitments and Contingencies," during the nine months ended September 30, 2018, the Teekay Nakilat Joint Venture paid $63 million, at foreign exchange rates at the dates of payment, to satisfy this liability in full. Of this amount, $53 million was expensed in other expense in our consolidated statements of income (loss) for the nine months ended September 30, 2018.

Excelsior Joint Venture

In January 2018, we sold our 50% ownership interest in the joint venture with Exmar NV (or the Excelsior Joint Venture) to a third party for gross proceeds of approximately $54 million. We recognized a gain on the sale of our ownership interest of $5.6 million, which was recorded in equity income (loss) for the nine months ended September 30, 2018.

Conventional Tankers

In February 2018, Compañía Española de Petróleos, S.A.U. (or CEPSA), the charterer, who is also the owner, of our vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, we returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, we incurred associated seafarer severance payments in 2018 of approximately $1.8 million upon the sale of the vessel.

In May 2018, CEPSA gave formal notification to us of its intention to terminate its charter contract for the Toledo Spirit subject to certain conditions being met and the receipt of certain third-party approvals.

On October 9, 2018, we sold the African Spirit Suezmax tanker for net proceeds of $12.8 million. On November 20, 2018, we reached an agreement to sell the European Spirit Suezmax tanker for net proceeds of $15.7 million and we expect to deliver the vessel to the buyer in late-2018.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers (or MALT LNG Carriers) in our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to occur in early-2019, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Our proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $3 million to $4 million per quarter, which we expect will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2018 and 2019.

In September 2018, the Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to us for two years at a fixed rate. In turn, we will charter the Magellan Spirit in the spot market or secure a short-term charter for this vessel. We currently have the Magellan Spirit employed on a five-month charter contract at a charter rate that is significantly higher than the charter-in rate.

Bond Issuance and Refinancings

In July 2018, we refinanced our 106.8 million Euro-denominated debt facility maturing in 2018 with a new EUR 100 million debt facility maturing in 2024, which is collateralized by a first-priority mortgage on one of our LNG carriers, the Madrid Spirit.

In August 2018, we issued, in the Norwegian bond market, NOK 850 million in senior unsecured bonds that mature in August 2023. The aggregate principal amount of the bonds was equivalent to $102.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 7.89%. We used the net proceeds from the bond offering to repay NOK 900 million in senior unsecured bonds that matured in September 2018 and for general corporate purposes. We are in the process of listing these bonds on the Oslo Stock Exchange.

In November 2018, we refinanced our $190 million revolving credit facility, which was scheduled to mature in November 2018, with a new $225 million revolving credit facility maturing in November 2020.

Equity-Accounted Joint Ventures' Refinancings

In September 2018, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its existing $306.5 million U.S. Dollar-denominated term loan maturing in September 2019 with a new $306.5 million U.S Dollar-denominated loan agreement maturing in December 2023. The loan is collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit LNG carriers, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and is guaranteed by us and Marubeni Corporation on a several basis.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 16, 2018.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses), a non-GAAP financial measure, as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters, the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently.

Summary

Our consolidated income from vessel operations decreased to $82.6 million for the nine months ended September 30, 2018, compared to $86.3 million in the same period of the prior year. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•
lower income from vessel operations from our seven multi-gas carriers and two conventional tankers trading in the spot market in 2018 and the Polar Spirit earning a lower time-charter rate upon redeployment;

•	higher general and administrative expenses in 2018 and restructuring charges related to the sale of the Teide Spirit in February 2018; and

•	write-downs of three conventional vessels and four multi-gas carriers in 2018, net of the initial write-downs of four conventional vessels in 2017;

partially offset by:

•	deliveries to us of the Torben Spirit, Macoma, Murex, Magdala, Myrina, Megara and Bahrain Spirit LNG carrier newbuildings between February 2017 and August 2018.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment. Details of the changes to our results from operations for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017 for each of our segments are provided below.

Liquefied Gas Segment

As at September 30, 2018, our liquefied gas segment fleet, including newbuildings, included 49 LNG carriers and 29 LPG/multi-gas carriers, in which our ownership interests ranged from 20% to 100%. However, the second table below, which compares our liquefied gas segment's operating results, only includes the 21 LNG carriers, one FSU LNG carrier and seven LPG/multi-gas carriers that are accounted for under the consolidation method of accounting.

That table excludes two LNG carrier newbuildings under construction as of September 30, 2018 and also excludes the vessels and other assets accounted for under the equity method included in the following table. The comparison of the results from vessels and assets accounted for under the equity method are described below under Other Operating Results – Equity Income.

	As at September 30, 2018
Name	Ownership Percentage	# of Delivered Vessels	Newbuildings/ LNG Terminals Under Construction
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Exmar LNG Joint Venture	50%	1	—
Exmar LPG Joint Venture	50%	22	1
Pan Union Joint Venture	20%-30%	3	1
RasGas 3 Joint Venture	40%	4	—
Teekay LNG-Marubeni Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	2	4
		42	7

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2018 and 2017, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for assets we consolidate in our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2018	2017
Voyage revenues	118,188	92,700	27.5
Voyage expenses	(5,731)	(716)	700.4
Net voyage revenues	112,457	91,984	22.3
Vessel operating expenses	(23,905)	(22,172)	7.8
Time-charter hire expense	(1,690)	—	100.0
Depreciation and amortization	(31,309)	(22,580)	38.7
General and administrative expenses(1)	(3,972)	(2,330)	70.5
Income from vessel operations	51,581	44,902	14.9
Operating Data:
Revenue Days (A)	2,475	2,077	19.2
Calendar-Ship-Days (B)	2,619	2,116	23.8
Utilization (A)/(B)	94.5%	98.2%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2018	2017
Voyage revenues	335,409	271,078	23.7
Voyage expenses	(12,984)	(1,664)	680.3
Net voyage revenues	322,425	269,414	19.7
Vessel operating expenses	(79,015)	(62,211)	27.0
Time-charter hire expense	(1,690)	—	100.0
Depreciation and amortization	(87,191)	(69,639)	25.2
General and administrative expenses(1)	(15,958)	(9,283)	71.9
Write-down of vessels	(33,000)	—	100.0
Income from vessel operations	105,571	128,281	(17.7)
Operating Data:
Revenue Days (A)	7,044	5,997	17.5
Calendar-Ship-Days (B)	7,338	6,108	20.1
Utilization (A)/(B)	96.0%	98.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 20.1% to 7,338 days for the nine months ended September 30, 2018, from 6,108 days for the same period in 2017 as a result of the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara and Bahrain Spirit LNG carrier newbuildings and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. During the nine months ended September 30, 2018, vessels in this segment were off-hire for scheduled dry dockings of 107 days, unscheduled off-hire for repairs of 67 days and idle for 120 days for repositioning to other charters; compared to vessels in this segment being off-hire for scheduled dry dockings of 63 days, unscheduled off-hire for repairs of 45 days and idle for three days in the same period of the prior year. As a result, our utilization decreased to 96.0% for the nine months ended September 30, 2018, compared to 98.2% for the same period in 2017.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2018 from the same periods of the prior year, primarily as a result of:

•	increases of $4.6 million and $11.1 million for the three and nine months ended September 30, 2018, respectively, due to the delivery of the Magdala and charter contract commencing in February 2018;

•	increases of $4.2 million and $6.6 million for the three and nine months ended September 30, 2018, respectively, due to the delivery of the Myrina and charter contract commencing in May 2018;

•	increases of $4.1 million and $11.4 million for the three and nine months ended September 30, 2018, respectively, due to the delivery of the Murex and charter contract commencing in November 2017;

•	an increase of $3.6 million for the three and nine months ended September 30, 2018 due to the delivery of the Megara and charter commencing in July 2018;

•	increases of $3.4 million and $11.1 million for the three and nine months ended September 30, 2018, respectively, due to the delivery of the Macoma and charter contract commencing in October 2017;

•	an increase of $2.4 million for the nine months ended September 30, 2018 relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers;

•
increases of $2.0 million and $7.0 million for the three and nine months ended September 30, 2018, respectively, due to the delivery of the Torben Spirit and charter contract commencing in March 2017 and earning an increased charter rate during 2018 upon the charterer extending its original contract in 2017;

•	an increase of $2.0 million for the nine months ended September 30, 2018, due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking;

•	an increase of $1.8 million for the nine months ended September 30, 2018 due to the reversal in 2018 of performance claims provisions recorded during 2017;

•
an increase of $0.9 million for the three and nine months ended September 30, 2018, due to the delivery of the Bahrain Spirit in August 2018 and commencement of its charter contract in September 2018; and

•
increases of $0.4 million and $4.1 million for the three and nine months ended September 30, 2018, respectively, due to the impact of the appreciation of the Euro compared to the U.S. Dollar on our Euro-denominated revenue;

partially offset by:

•
a decrease of $4.3 million for the nine months ended September 30, 2018, primarily related to additional revenue recognized during the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers in 2017, the costs of which will be recoverable from the charterer;

•
decreases of $1.5 million and $0.9 million for the three and nine ended September 30, 2018, respectively, relating to lower amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture due to the deliveries of the Pan Asia, Pan Americas and Pan Europe LNG carrier newbuildings between October 2017 and July 2018 (however, we had corresponding increases in vessel operating expenses);

•
decreases of $1.3 and $1.7 million for the three and nine ended September 30, 2018, respectively, due to the Polar Spirit earning a lower charter rate upon redeployment after its original charter contract ended during the first quarter of 2018; and

•	a decrease of $2.0 million for the nine months ended September 30, 2018, due to the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry dock.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2018 compared to the same periods of the prior year, primarily as a result of the following:

•
increases of $3.8 million and $14.1 million for the three and nine months ended September 30, 2018, respectively, due to six multi-gas carriers, which were previously on bareboat charter contracts, incurring operating expenses following their redelivery to us from I.M. Skaugen SE (or Skaugen) during 2017;

•
increases of $0.2 million and $2.1 million for the three and nine months ended September 30, 2018, respectively, due to the reactivation of the Arctic Spirit from lay-up during the third quarter of 2017; and

•	increases of $0.3 million and $1.3 million for the three and nine months ended September 30, 2018, respectively, due to the acquisition of the Sonoma Spirit in the second quarter of 2017;

partially offset by:

•
a decrease of $1.5 million and $0.9 million for the three and nine months ended September 30, 2018 due to lower shipbuilding supervision costs upon the deliveries of Pan Asia, Pan Americas and Pan Europe LNG carrier newbuildings (however, we had corresponding increases in net voyage revenues).

Time-charter Hire Expense. Increased by $1.7 million as the Magellan Spirit LNG carrier was chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018.

Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2018, compared to the same periods of the prior year, primarily due to the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina and Megara.

Write-down of Vessels. Write-down of vessels for the nine months ended September 30, 2018 is due to the write-downs of the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit multi-gas carriers as a result of the Partnership's evaluation of alternative strategies for these assets, the charter rate environment at the time and the outlook for charter rates for these vessels.

Conventional Tanker Segment

As at September 30, 2018, our conventional tanker fleet included three Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, three of which we own (including the European Spirit and African Spirit, which are classified as held for sale) and one of which we lease under a capital lease. Two of our conventional tankers, the African Spirit and European Spirit, which operate under fixed-rate charters until 2017 have been trading in the spot market. The African Spirit was sold in October 2018, and in November 2018, we entered into an agreement to sell the European Spirit. We expect to deliver the European Spirit to the buyer in late-2018.

The following table compares our conventional tanker segment’s operating results for the three and nine months ended September 30, 2018 and 2017, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2018	2017
Voyage revenues	5,148	11,585	(55.6)
Voyage expenses	(2,225)	(750)	196.7
Net voyage revenues	2,923	10,835	(73.0)
Vessel operating expenses	(3,716)	(4,552)	(18.4)
Depreciation and amortization	(929)	(2,400)	(61.3)
General and administrative expenses(1)	(211)	(463)	(54.4)
Write-down of vessels	(2,201)	(38,000)	(94.2)
Restructuring charges	(449)	—	100.0
Loss from vessel operations	(4,583)	(34,580)	86.7
Operating Data:
Revenue Days (A)	344	460	(25.2)
Calendar-Ship-Days (B)	368	460	(20.0)
Utilization (A)/(B)	93.5%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2018	2017
Voyage revenues	25,548	35,291	(27.6)
Voyage expenses	(8,724)	(2,235)	290.3
Net voyage revenues	16,824	33,056	(49.1)
Vessel operating expenses	(11,042)	(13,902)	(20.6)
Depreciation and amortization	(4,108)	(8,255)	(50.2)
General and administrative expenses(1)	(1,892)	(2,309)	(18.1)
Write-down of vessels	(20,863)	(50,600)	(58.8)
Restructuring charges	(1,845)	—	100.0
Loss from vessel operations	(22,926)	(42,010)	45.4
Operating Data:
Revenue Days (A)	1,084	1,501	(27.8)
Calendar-Ship-Days (B)	1,131	1,535	(26.3)
Utilization (A)/(B)	95.8%	97.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 26.3% to 1,131 days for the nine months ended September 30, 2018 from 1,535 days for the same period in 2017 primarily as a result of the sales of the Asian Spirit and Teide Spirit in March 2017 and February 2018, respectively. During the nine months ended September 30, 2018, the European Spirit was off-hire for 46 days for a scheduled dry docking and repairs compared to 34 idle days for the Asian Spirit between the time its firm charter contract ended in January 2017 and the time the vessel was sold during the same period in 2017. As a result, our utilization decreased to 95.8% for the nine months ended September 30, 2018 compared to 97.8% for the same period in 2017.

Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2018, respectively, from the same periods of the prior year, primarily as a result of:

•
decreases of $3.6 million and $7.3 million for the three and nine months ended September 30, 2018, respectively, due to earning lower rates in the spot market for the European Spirit and African Spirit, 29 off-hire days for a scheduled dry docking of the European Spirit in the second quarter of 2018 and 17 off-hire days for repairs on the European Spirit in the third quarter of 2018;

•	decreases of $2.5 million and $6.7 million for the three and nine months ended September 30, 2018, respectively, due to the sales of the Asian Spirit and Teide Spirit; and

•
decreases of $1.0 million and $1.6 million for the three and nine months ended September 30, 2018, respectively, due to lower revenues earned by the Toledo Spirit in 2018 relating to the profit-loss-sharing agreement between us and CEPSA (however, we had a corresponding increase in our realized gain on our associated derivative contract with Teekay Corporation, therefore, these decreases and any future increases or decreases related to this agreement did not and will not affect our cash flow or net income (loss)).

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2018 compared to the same periods of the prior year, primarily as a result of the sales of the Asian Spirit and Teide Spirit.

Depreciation and Amortization. Depreciation and amortization decreased for the three and nine months ended September 30, 2018 from the same periods of the prior year, primarily as a result of the sales of the Asian Spirit and Teide Spirit, and the reclassification of the European Spirit and African Spirit to held for sale in the second and fourth quarters of 2017, respectively.

Write-down of Vessels. During the three and nine months ended September 30, 2018, respectively, we recorded write-downs of $2.2 million and $20.9 million. We recorded a write-down of $13.0 million during the nine months ended September 30, 2018 on the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities once its current contract ends in 2019. We also recorded write-downs of $2.2 and $7.9 million during the three and nine months ended September 30, 2018, respectively, on a combined basis on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of these vessels held for sale. During the three and nine months ended September 30, 2017, respectively, we recorded write-downs of $38.0 million and $50.6 million. We recorded a write-down of $25.5 million on a combined basis in respect of the Teide Spirit and Toledo Spirit for the three months ended September 30, 2017 upon the charterer of the Teide Spirit, which is the same charterer of the Toledo Spirit, giving formal notification to us of its intention to terminate its charter contract. In addition, we recorded write-downs of $12.5 million and $25.1 million on a combined basis in respect of the European Spirit and African Spirit for the three and nine months ended September 30, 2017, respectively, upon their original contracts ending in 2017 and the vessels being marketed for sale.

Restructuring Charges. The restructuring charges of $0.4 million and $1.8 million incurred during the three and nine months ended September 30, 2018, respectively, relate to seafarer severance costs upon CEPSA’s sale of our vessel related to capital lease, the Teide Spirit.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $4.2 million and $17.9 million for the three and nine months ended September 30, 2018, respectively, from $2.8 million and $11.6 million for the same periods in 2017, primarily due to increase in operational staff relating to new vessel deliveries, higher levels of business development activities, and an increase in professional fees due to the lease dispute for our RasGas II LNG Carriers as described above in "Significant Developments in 2018 - Teekay Nakilat Capital Lease" and due to claims against Skaugen for damages and losses for our multi-gas carriers previously on charter to them.

Equity Income. Equity income was $14.7 million and $52.6 million for the three and nine months ended September 30, 2018, respectively, compared to $1.4 million and $6.8 million for the same periods in 2017 as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
Three months ended September 30, 2018	4,295	885	(1,274)	1,065	3,540	2,393	3,496	279	14,679
Three months ended September 30, 2017	3,987	1,990	(2,112)	(4,633)	2,973	(47)	(478)	(263)	1,417
Difference	308	(1,105)	838	5,698	567	2,440	3,974	542	13,262

(in thousands of U.S. Dollars)	Nine Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
Nine Months Ended September 30, 2018	17,605	8,324	(3,379)	(647)	11,045	4,970	9,135	5,544	52,597
Nine Months Ended September 30, 2017	10,633	6,627	(1,765)	(15,019)	11,898	(105)	(1,034)	(4,438)	6,797
Difference	6,972	1,697	(1,614)	14,372	(853)	5,075	10,169	9,982	45,800

The $0.3 million and $7.0 million increases for the three and nine months ended September 30, 2018, respectively, in our 33%-owned investment in the four Angola LNG Carriers was primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from increases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods in 2017.
The $1.1 million decrease for the three months ended September 30, 2018, in our 50%-owned investment in the Exmar LNG Carriers was primarily due the sale of the S/S Excelsior LNG Carrier in the first quarter of 2018. The $1.7 million increase for the nine months ended September 30, 2018 in our investment in the Exmar LNG Carrier was primarily due to a gain of $5.6 million upon the sale of our 50% ownership interest in the Excelsior Joint Venture recorded in equity income, partially offset by lower earnings due to the sale of the Excelsior Joint Venture.
The $0.8 million increase for the three months ended September 30, 2018, in our 50% ownership interest in the Exmar LPG Carriers was primarily due to deliveries of four LPG carrier newbuildings between July 2017 and July 2018 and certain vessels earning higher spot rates during the quarter. The $1.6 million decrease for the nine months ended September 30, 2018 in the Exmar LPG Carriers was primarily due to lower spot rates earned during the period compared to the same period in 2017 and due to the sale of the Courcheville in January 2018, partially offset by the deliveries of the five LPG carrier newbuildings between March 2017 and July 2018.
The $5.7 million and $14.4 million increases for the three and nine months ended September 30, 2018, respectively, in our 52%-owned investment in the MALT LNG Carriers was primarily due to higher fleet utilization and higher rates earned as a result of certain vessels that operated in the spot market during the three and nine months ended September 30, 2017 being on short-term charter contracts during the same periods in 2018.
The $2.4 million and $5.1 million increases for the three and nine months ended September 30, 2018, respectively, in our investment in the Pan Union LNG Carriers was primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Asia, Pan Americas and Pan Europe, in October 2017, January 2018 and July 2018, respectively, in which we have a 30% ownership interest.
The $4.0 million and $10.2 million increases for the three and nine months ended September 30, 2018, respectively, in our 50%-owned investment in the Yamal LNG Carriers was primarily due to the deliveries of its first two ARC7 LNG carrier newbuildings, the Eduard Toll and Rudolf Samoylovich, in January 2018 and September 2018, respectively.
The $0.5 million and $10.0 million increases for the three and nine months ended September 30, 2018, respectively, in our 30%-owned investment in the Bahrain LNG Joint Venture was primarily due to unrealized gains on designated and non-designated derivative instruments recorded in earnings in 2018 compared to losses recorded in earnings in the same periods in 2017 due to mark-to-market changes.
Interest Expense. Interest expense increased to $35.9 million and $88.8 million for the three and nine months ended September 30, 2018, respectively, from $20.1 million and $57.6 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to capital leases. These changes were primarily the result of:

•
increases of $13.2 million and $26.9 million for the three and nine months ended September 30, 2018, respectively, relating to interest incurred on the obligations related to capital leases for the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara, and Bahrain Spirit commencing upon their deliveries; and

•
increases of $2.2 million and $6.0 million for the three and nine months ended September 30, 2018, respectively, as a result of higher LIBOR rates, net of principal debt repayments, as compared to the same periods of the prior year.

Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivative instruments were $2.5 million and $14.8 million for the three and nine months ended September 30, 2018, respectively, as compared to net realized and unrealized losses of $2.2 million and $8.4 million in the same periods of the prior year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(3,062)	19,278	16,216	(4,528)	1,775	(2,753)
Interest rate swaption agreements	—	—	—	—	285	285
Interest rate swap agreements termination	(13,681)	—	(13,681)	—	—	—
Toledo Spirit time-charter derivative	1,689	(1,709)	(20)	646	(356)	290
	(15,054)	17,569	2,515	(3,882)	1,704	(2,178)

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(11,850)	38,698	26,848	(13,813)	4,211	(9,602)
Interest rate swaption agreements	—	2	2	—	427	427
Interest rate swap agreements termination	(13,681)	—	(13,681)	(610)	—	(610)
Toledo Spirit time-charter derivative	2,148	(499)	1,649	526	884	1,410
	(23,383)	38,201	14,818	(13,897)	5,522	(8,375)

As at September 30, 2018 and 2017, we had interest rate swap agreements, excluding our swap agreements with future commencement dates and swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $1 billion and $716 million, respectively, with average fixed rates of 3.2% and 3.4%, respectively, for the respective three- and nine-month periods then ended. The increases in realized losses relating to our interest rate swaps from 2017 to 2018 were primarily due to the interest rate swap termination associated with the Madrid Spirit debt refinancing during the third quarter of 2018, partially offset by an increase in LIBOR compared to the same periods of the prior year, which decreased our settlement payments.

During the three months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $2.5 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2018, and reclassification of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $14.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2018, and reclassification of $6.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended September 30, 2018, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $14.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, which $13.7 million was due to the termination of interest rate swap agreements related to the Madrid Spirit refinancing.

During the nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $18.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, which $13.7 million was due to the termination of interest rate swap agreements related to the Madrid Spirit refinancing, and $0.8 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2018.

The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. Please read “Item 1 - Financial Statements: Note 10c - Related Party Transactions".

The realized gains of $1.7 million and $2.1 million for the three months and nine months ended September 30, 2018, respectively, relate to lower earnings on our profit-loss-sharing agreement for the Toledo Spirit (we had corresponding decreases in net voyage revenues).

During the three and nine months ended September 30, 2018, we recognized unrealized losses on our Toledo Spirit time-charter derivative contract of $1.7 million and $0.5 million, respectively. This resulted from a reclassification of previously recognized unrealized gains to realized gains of $1.7 million and $2.1 million for the three and nine months ended September 30, 2018, respectively, partially offset by $1.7 million of unrealized gains for the nine months ended September 30, 2018 relating to decreases in the projected forward tanker rates in the tanker market, relative to the beginning of 2018.

During the three months ended September 30, 2017, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from of transfers $2.5 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2017.

During the nine months ended September 30, 2017, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $7.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.7 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2017.

During the three months ended September 30, 2017, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.0 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to June 30, 2017.

During the nine months ended September 30, 2017, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $5.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.4 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2017.

The realized gains of $0.6 million and $0.5 million for the three and nine months ended September 30, 2017, respectively, on our Toledo Spirit time-charter derivative contract relates to lower earnings on our profit-loss-sharing agreement for the Toledo Spirit (we had corresponding decreases in voyage revenues).

During the three months ended September 30, 2017, we recognized unrealized losses on our Toledo Spirit time-charter derivative contract of $0.4 million. This resulted from a reclassification of $0.6 million of previously recognized unrealized gains to realized gains, partially offset by $0.2 million of unrealized gains relating to decreases in the projected forward tanker rates in the tanker market.

During the nine months ended September 30, 2017, we recognized unrealized gains on our Toledo Spirit time-charter derivative contract of $0.9 million. This resulted from $1.4 million of unrealized gains relating to decreases in the projected forward tanker rates, partially offset by a reclassification of $0.5 million of previously recognized unrealized gains to realized gains.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains were $1.4 million and $8.6 million for the three and nine months ended September 30, 2018, respectively, compared to losses of $5.1 million and $24.5 million for the same periods of the prior year. These foreign currency exchange gains and losses are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended September 30, 2018, foreign currency exchange gains included unrealized gains on our cross-currency swaps of $1.7 million, unrealized gains on the revaluation of our NOK-denominated debt of $0.7 million and unrealized gains on the revaluation of Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $0.7 million. These gains were partially offset by realized losses on our cross-currency swaps of $1.7 million.

For the nine months ended September 30, 2018, foreign currency exchange gains included unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $7.9 million, and unrealized gains on our cross-currency swaps of $7.5 million. These gains were offset by realized losses on our cross-currency swaps of $4.9 million and unrealized losses on the revaluation of our NOK-denominated debt of $1.9 million.

For the three months ended September 30, 2017, foreign currency exchange losses included realized losses on our cross-currency swaps of $1.6 million, unrealized losses on the revaluation of our NOK-denominated debt of $17.9 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $6.1 million. These losses were partially offset by unrealized gains of $20.5 million on our cross-currency swaps.

For the nine months ended September 30, 2017, foreign currency exchange losses included realized losses on our cross-currency swaps of $7.2 million, unrealized losses on the revaluation of our NOK-denominated debt of $29.1 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $20.6 million. These losses were partially offset by unrealized gains on our cross-currency swaps of $32.4 million.

Other (Expense) Income. Other (Expense) Income of $(51.9) million for the nine months ended September 30, 2018 included $53.0 million of additional tax indemnification guarantee liability recorded within the Teekay Nakilat Joint Venture, as described above in "Significant Developments in 2018 - Teekay Nakilat Capital Lease."

Other Comprehensive Income (OCI). OCI was $6.8 million and $15.6 million for the three and nine months ended September 30, 2018, respectively, compared to $0.5 million and $0.8 million for the same periods of the prior year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures. During the three and nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to increases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2018 and the beginning of 2018, respectively. During the three and nine months ended September 30, 2017, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to reclassification of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2017, and the beginning of 2017, respectively.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2018 through 2019 include payment of our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt and obligations related to capital lease, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings and dividends we expect to receive from our equity-accounted joint ventures. For the next 12 months, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance a portion of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to secure financing for an adequate portion of our committed capital expenditures. Please read "Item 1 - Financial Statements: Note 12b - Commitments and Contingencies," for information about required funding for the remainder of 2018 through 2019. We already have committed debt financing in place for the following vessels and projects: our wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc; one LNG carrier under construction in the Pan Union Joint Venture; all four ARC7 LNG carrier newbuildings under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. We are in the process of securing debt financing for one wholly-owned LNG carrier under construction which delivers in 2019.

Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to capital leases are described in "Item 1 - Financial Statements: Note 5a - Chartered-in Vessels - Capital Leases and Note 8 - Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and capital leases, which would have a significant impact on our short-term liquidity requirements. As at September 30, 2018, we had four facilities with an aggregate outstanding loan balance of $316.6 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at September 30, 2018 ranged from 122% to 190%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As at September 30, 2018, we and our affiliates were in compliance with all covenants relating to our credit facilities, term loans and capital leases.

As at September 30, 2018, our consolidated cash and cash equivalents were $139.9 million, compared to $244.2 million at December 31, 2017. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $310.5 million as at September 30, 2018, compared to $433.6 million as at December 31, 2017. The decrease in total consolidated liquidity was primarily due to funding of our committed projects, including capital contributions into the Pan Union Joint Venture and Teekay LNG-Marubeni Joint Venture, and payment of the tax indemnification liability in our consolidated Teekay Nakilat Joint Venture during the nine months ended September 30, 2018. The decrease in total consolidated liquidity was partially offset by cash generated from operations, proceeds from our sale-leaseback transactions completed during the nine months ended September 30, 2018, and proceeds from the sale of our 50% ownership interest in the Excelsior Joint Venture.

As at September 30, 2018, we had a working capital deficit of $102.7 million, which is primarily the result of: an aggregate amount of $24.9 million of our credit facilities being classified as current portion of long-term debt due to their maturities during mid-2019; and $24.6 million of current obligations related to capital leases relating to the Toledo Spirit, under which the owner has the option to require us to purchase the vessel. However, we believe that the owner will not exercise its option to require us to purchase the vessel, but rather we expect that the owner, will cancel the charter contract and sell the vessel to a third party in early-2019, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings (including the completed refinancing of a revolving credit facility in November 2018), and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2018, we had undrawn revolving credit facilities of $170.6 million. Please read “Item 1 - Financial Statements: Note 12b - Commitments and Contingencies” for information about required funding over the next 12 months.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2018	2017
Net cash flow from operating activities	58,227	151,138
Net cash flow from financing activities	333,649	283,256
Net cash flow used for investing activities	(524,869)	(423,547)

Operating Cash Flows. Net cash flow from operating activities decreased to $58.2 million for the nine months ended September 30, 2018, from $151.1 million for the same period of the prior year, primarily due to the payment of the tax indemnification liability in our consolidated Teekay Nakilat Joint Venture; decrease in cash flows from our seven multi-gas carriers; decrease in cash flows from our two conventional tankers trading in the spot market in 2018; the Polar Spirit earning a lower time-charter rate upon redeployment; the sales of the Asian Spirit and Teide Spirit conventional tankers in March 2017 and February 2018, respectively; decrease in dividends received from our equity-accounted joint ventures; and more off-hire days in 2018 for scheduled dry dockings and repairs as compared to the same period of the prior year. These decreases were partially offset by an increase in cash flows generated by the deliveries to us of the Torben Spirit, Macoma, Murex, Magdala, Myrina, Megara, and Bahrain Spirit LNG carriers between February 2017 and August 2018.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow generated from financing activities increased to $333.6 million for the nine months ended September 30, 2018, from $283.3 million for the same period of the prior year, primarily due to a $429.1 million increase in net proceeds from the issuance of long-term debt for refinancings completed in 2018 and the timing of drawdowns on certain of our existing debt facilities; $370.1 million of net proceeds we received from the sale-leaseback financing transactions for the Magdala, Myrina and Megara during the nine months ended September 30, 2018, compared to $335.8 million in the same period in 2017 from the sale-leaseback financing transactions completed for the Torben Spirit and five of our wholly-owned LNG carrier newbuildings. These increases in cash flows from financing activities during the nine months ended September 30, 2018, were partially offset by higher debt prepayments and repayments of $385.0 million primarily due to completion of refinancings during the nine months ended September 30, 2018; higher repayments of obligation related to capital leases of $17.9 million due to sale-leaseback financing transactions completed during the nine months ended September 30, 2018; and a $10.1 million increase in cash distributions paid as a result of the issuance of our Series B Preferred Units in October 2017.

Investing Cash Flows. Net cash flow used for investing activities increased to $524.9 million for the nine months ended September 30, 2018, compared to $423.5 million for the same period of the prior year, primarily due to $559.2 million of cash expenditures for vessels and equipment, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings, during the nine months ended September 30, 2018, compared to $350.1 million during the same period of the prior year; and a $40.3 million return of capital we received during the nine months ended September 30, 2017 from Teekay Nakilat (III) Corporation, in which we have a 40% ownership interest, upon completion of its debt refinancing in late-2016, compared to $5.0 million distributions received during the same period in 2018. The increase in cash used in investing activities was partially offset by the $54.4 million proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018, compared to $20.6 million from the sale of the Asian Spirit in March 2017; and our contribution of $33.5 million to our equity-accounted joint ventures for the nine months ended September 30, 2018, compared to $143.5 million during the same period of the prior year, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at September 30, 2018:

	Total	Remainder of 2018	2019	2020	2021	2022	Beyond 2022
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)
Scheduled repayments	560.6	29.3	106.4	102.6	71.4	52.3	198.6
Repayments at maturity	778.1	20.4	3.3	338.8	164.1	5.0	246.5
Commitments under capital leases(2)	1,764.4	54.4	119.5	118.7	117.8	117.0	1,237.0
Commitments under operating leases(3)	296.6	11.9	47.6	39.9	23.9	23.9	149.4
Newbuilding installments/shipbuilding supervision(4)	828.9	55.5	773.4	—	—	—	—
Total U.S. Dollar-denominated obligations	4,228.6	171.5	1,050.2	600.0	377.2	198.2	1,831.5
Euro-Denominated Obligations(5)
Long-term debt(6)	205.9	9.7	25.0	26.2	27.2	28.5	89.3
Total Euro-denominated obligations	205.9	9.7	25.0	26.2	27.2	28.5	89.3
NOK-Denominated Obligations(5)
Long-term debt(7)	374.0	—	—	122.6	147.2	—	104.2
Total NOK-Denominated obligations	374.0	—	—	122.6	147.2	—	104.2
Totals	4,808.5	181.2	1,075.2	748.8	551.6	226.7	2,025.0

(1)
Excludes expected interest payments of $13.6 million (remainder of 2018), $51.5 million (2019), $40.3 million (2020), $26.9 million (2021), $21.3 million (2022) and $67.2 million (beyond 2022). Expected interest payments give effect to the debt refinancing completed in November 2018 of one of our debt facilities and are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2018, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures. In addition, the repayment amounts also give effect to the November 2018 refinancing of our $190 million debt facility maturing in November 2018 with a new $225 million debt facility maturing in November 2020.

(2)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase a leased vessel at the end of its lease term. For one of our nine obligations related to capital leases, the lessor has the option to sell the Suezmax tanker to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the Suezmax tanker to us until after the lease term expires, which is during early-2019. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which is included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 - Financial Statements: Note 5a - Vessel Charters - Chartered-in Vessels - Capital Leases”.

(3)	For certain of our operating leases, we have corresponding leases whereby we are the lessor and expect to receive approximately $223.1 million under these leases from the remainder of 2018 to 2029.

(4)
As of September 30, 2018, we had agreements for the construction of two wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $250.1 million. As of September 30, 2018, we had secured $119 million of undrawn financing related to the commitments for one of the two LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, we agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $37.7 million as of September 30, 2018. However, as part of this agreement with Shell, we expect to recover $0.7 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2018 and 2019 and as of September 30, 2018, the Pan Union Joint Venture has secured undrawn financing of $24 million based on our proportionate share of the remaining newbuilding installments included in the table above.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, two of which delivered in January 2018 (the Eduard Toll) and September 2018 (the Rudolf Samoylovich). As of September 30, 2018, our 50% share of the estimated remaining costs for the four remaining newbuildings totaled $469.1 million, of which the Yamal LNG Joint Venture has secured undrawn financing of $429 million based on our proportionate share of the remaining newbuilding installments included in the table above.
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As of September 30, 2018, our 30% share of the estimated remaining costs included in the table above is $72.0 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $66 million based on our proportionate share.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of September 30, 2018.

(6)
Excludes expected interest payments of $0.6 million (remainder of 2018), $2.2 million (2019), $1.9 million (2020), $1.5 million (2021), $1.2 million (2022) and $1.1 million (beyond 2022). Expected interest payments are based on EURIBOR at September 30, 2018, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $5.5 million (remainder of 2018), $22.1 million (2019), $19.2 million (2020), $11.1 million (2021), $5.9 million (2022), and $2.9 million (beyond 2022). Expected interest payments are based on NIBOR at September 30, 2018, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2018. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 6 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2017.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2017, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2017. Other than what has been disclosed in "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements, and Note 12c - Commitments and Contingencies", there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At September 30, 2018, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at September 30, 2018, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2018 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our common units or any increases in quarterly distributions, including the intended quarterly distribution increase for 2019;

•
our intent to amend our tax structure to elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes and the potential tax effect on and treatment applicable to us and our unitholders of such change, which is subject to common unitholder approval;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs, meeting our going concern requirements and our expectation that we will have sufficient liquidity for the next 12 months;

•	our expectation that certain of our outstanding NOK bonds will be listed on the Oslo Stock Exchange;

•
our expected sources of funds for liquidity and working capital needs, our ability to enter into vessel financings and to refinance existing indebtedness and our ability to raise debt or equity financing through public or private offerings;

•
our expectation that the owner for one of our Suezmax tankers related to capital lease, the Toledo Spirit, will cancel the related charter contract for the vessel in early-2019 and sell it to a third party, rather than requiring us to purchase the vessel related to the capital lease;

•	our ability to comply with the financial covenants of our credit facilities, term loans and capital leases;

•	our ability to enter into new or replacement charters for our vessels;

•	growth prospects and future trends of the markets in which we operate;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	our expectations regarding the ability of our customers to make charter payments to us, including purchase obligations relating to two of our LNG carriers completing charters with Awilco in 2019;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract are expiring;

•	the expected delivery date of the European Spirit to its buyer;

•
the future resumption of the LNG plant in Yemen operated by YLNG, the expected repayment of deferred hire amounts on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income in 2018 as a result of the charter payment deferral;

•	our expectations regarding the completion of the Yamal LNG project, including the delivery of the project's four remaining newbuildings;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels and timing of delivery;

•	the ability of us and our joint venture partners to obtain financing for unfinanced newbuilding vessels under construction;

•	expected financing for capital expenditures, vessel installments and our joint ventures;

•	our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture, and our expected recovery of a portion of those costs;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact and timing for adoption of new accounting standards;

•	our expectations regarding the possibility of goodwill impairment;

•	anticipated taxation of us and our subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts or remaining financing for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our ability to fund our liquidity needs during the next 12 months, including our ability to obtain required debt finance and access additional cash and capital; our and our joint ventures’ potential inability to raise financing for existing newbuildings, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Awilco to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our units in a given year; the outcomes of the common unitholder vote at the special meeting to approve changes to taxation of us and related amendments to our partnership agreement, and the actual effect of any such changes on us and unitholders; actual levels of quarterly distributions approved by the general partner's board of directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: November 28, 2018	By:	/s/ Edith Robinson
Edith Robinson
Secretary